Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-123689

March 16, 2006

WELLS FARGO & COMPANY

€1,000,000,000 Floating Rate Notes Due March 23, 2016

Issuer:	Wells Fargo & Company

Title of Securities:	Floating Rate Notes Due March 23, 2016

Aggregate Principal Amount Offered:	€1,000,000,000

Trade Date:	March 16, 2006

Settlement Date (T+5):	March 23, 2006

Maturity Date:	March 23, 2016

Coupon:	Three-month EURIBOR plus 0.20%

Interest Payment Dates:	Quarterly on each March 23, June 23, September 23, and December 23, commencing June 23, 2006, and at maturity

First Interest Payment Date:	June 23, 2006

Price to Public:	99.912%, plus accrued interest, if any, from March 23, 2006

Underwriting Discount (Fees):	0.35%

All-in Price:	99.562%

Net Proceeds:	€995,620,000

Benchmark:	Three-month EURIBOR

Re-Offer Spread to Benchmark:	21 basis points

Bookrunners (48.5% each):	Citigroup Global Markets Limited UBS Limited

Co-Managers (1% each):	Barclays Bank PLC DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main J.P. Morgan Securities Limited

Documentation:	SEC Registered

Listing:	Unlisted

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407 or 1-888-722-9555.